UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 10, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

SUPPLEMENTAL AND FURTHER NOTICE OF EXTRAORDINARY GENERAL MEETING

SUPPLEMENTAL NOTICE OF EGM

Reference is made to the notice (the “Notice”) of the extraordinary general meeting of the Company (“EGM”) dated 13 September 2013 which set out the time and venue of the EGM and the resolutions (the “Original Resolutions”, each an “Original Resolution”) to be proposed before the EGM for approval by the shareholders of the Company (the “Shareholders”). Unless otherwise stated, the terms used herein shall have the same meanings as those defined in the Notice.

Subsequent to the despatch of the Notice, the Company received on 10 October 2013 from 中國東方航空集團公司 (China Eastern Air Holding Company), the controlling Shareholder, a notice of its intention to propose one additional resolution for consideration and approval at the EGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT, in addition to the Original Resolutions, the following resolution (the “New Resolution”) will be included in the Notice as one newly added resolution numbered 3 for approval by the Shareholders by way of ordinary resolution at the EGM. Save for the above, all information and contents set out in the Notice remain unchanged.

AS ORDINARY RESOLUTION

3.	“To consider and approve the appointment of Mr. Ma Weihua as an independent non-executive director of the seventh session of the Board, with a term of office in line with the current session of the Board.”

NEW PROXY FORM

Since the proxy form for the EGM (the “Old Proxy Form”) sent together with the Notice does not contain the newly added resolution as set out in this supplemental notice to be approved at the EGM, a new proxy form for the EGM (the “New Proxy Form”) has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolution as set out in this supplemental notice.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the EGM, they will have to attend in person and vote at the EGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the EGM or at any adjournment thereof should they so wish.

FURTHER NOTICE OF EGM

Pursuant to the relevant regulations promulgated by China Securities Regulatory Commission, the Company hereby gives further notice to the Shareholders that the EGM will be held at 9:00 a.m. on Tuesday, 29 October 2013, or any adjournment thereof, at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC for the purpose of considering the following matters:

AS ORDINARY RESOLUTIONS

1.	“To consider, approve, confirm and ratify a conditional financial services agreement dated 30 August 2013 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between (i) the Company; (ii) 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited); and (iii) 東航金戎控股有限責任公 司(CES Finance Holding Co. Ltd) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of deposit services and the provision of loan and financing services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraphs headed “Financial Services Renewal Agreement” and the circular of the Company dated 25 September 2013 (the “Circular”); and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions under the Financial Services Renewal Agreement or any matter incidental thereto.”

2.	“To consider, approve, confirm and ratify a conditional catering services agreement dated 30 August 2013 (the “Catering Services Renewal Agreement”) regarding the provision of catering services to the Group, a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of catering services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraphs headed “Catering Services Renewal Agreement” and the Circular; and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto.”

3.	“To consider and approve the appointment of Mr. Ma Weihua as an independent non-executive director of the seventh session of the Board, with a term of office in line with the current session of the Board.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this notice, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)

Shanghai, the PRC

11 October 2013

Note:

1.	Proposed appointment of director

Please refer to the announcement of the Company dated 10 October 2013 for further details of the proposed appointment of director.

The biographical details of Mr. Ma Weihua (“Mr. Ma”) are set out as follows:

Mr. Ma, aged 65, is currently the chairman of Wing Lung Bank Limited in Hong Kong, a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the vice chairman of China Chamber of International Commerce, the executive deputy chairman of China Enterprise Directors Association, a member of the Standing Council of China Society for Finance and Banking, a director of Shenzhen Soft Science Development Foundation. He is an independent non-executive director of 中國石油化工股份有限公司 (China Petroleum & Chemical Corporation) (a company listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Shanghai Stock Exchange), 盈利時控股有限公司 (Winox Holdings Limited) (a company listed on the Hong Kong Stock Exchange), and 華潤置地有限公司 (China Resources Land Limited) (a company listed on the Hong Kong Stock Exchange). Mr. Ma is also an independent director of 國泰君安證券股份有限公 司 (Guotai Junan Securities Co., Ltd.) and 華寶投資有限公司 (Huabao Investment Co., Ltd.). Mr. Ma was an executive director, president and chief executive officer of 招商銀行股份有限公司 (China Merchants Bank Co., Ltd.) (a company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange), the chairman of 招商信諾人壽保險有限公司 (CIGNA & CMC Life Insurance Co., Ltd.), and the chairman of 招商基金管理有限公司 (China Merchants Fund Management Co., Ltd.). Mr. Ma obtained a Doctorate Degree in Economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

As far as the Directors are aware and save as disclosed above: (i) Mr. Ma does not hold any position in the Company or any of its subsidiaries; (ii) Mr. Ma does not presently, and did not in the last three years, hold any other directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Ma has no other major appointment or professional qualification; (iv) Mr. Ma does not have any other relationship with any director, senior management or substantial or controlling Shareholder; and (v) Mr. Ma does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Ma in respect of his proposed appointment as an independent non-executive Director. The remuneration of Mr. Ma will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Ma which is required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that needs to be brought to the attention of the Shareholders.